Exhibit 99.1

AUGUST 19, 2019

Statement from Sundial

Sundial is aware of an online article involving a commercial relationship with another Licensed Producer. There were factual inaccuracies in the article. While Sundial cannot comment on specific customer agreements due to contractual confidentiality, we can confirm that this isolated immaterial matter is being resolved between Sundial and the Licensed Producer. There is no impact on Q2 financial reporting and we anticipate that the impact on Q3 earnings will be negligible. Sundial follows strict Good Production Practices (GPP) in accordance with all Health Canada standards. Our company also uses standard provisions for potential returns which is consistent with industry practice.

Sundial is committed to producing safe, innovative and high-quality products.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and Play™:

•	Heal – cannabis products used as prescription medicine

•	Help – cannabis products that strive to promote overall Health and wellness through CBD

•	Play – cannabis products to enhance social, spiritual and recreational occasions

We have experience in the fast-moving consumer goods industry enabling us to not just grow the finest quality cannabis, but also create exceptional consumer and customer experiences.

To craft the best and most trusted cannabis, our team of legendary growers focus on quality and consistency. We are a ‘craft-at-scale’ licensed producer using purpose-built modular facilities and award-winning genetics.

We currently operate two locations in Alberta, including our flagship facility in Olds and another one in Rocky View, with plans to build a third facility in British Columbia.

Media Contact:

Sophie Pilon

Corporate Communications Manager Sundial Growers Inc.

Sundial Growers Inc.

C: 1.403.815.7340

E: spilon@sundialgrowers.com

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain “forward-looking information” within the meaning of applicable securities law (“forward-looking statements”). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada, the Company’s ability to provide uninterrupted supply to its customer, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.